SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 22, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated September 22, 2011, the Company reported that its subsidiary Shopping Neuquén Sociedad Anónima, has agreed to assign, sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon Street unnumbered, and the National Road Seven, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters, for the agreed total price of US dollars 406,799, paid in cash.

As part of the transaction it was agreed that the property would be transferred on the condition that the buyer utilized the property to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the
markets

Dated: October 06, 2011